Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of MFA Financial, Inc. for the registration of common stock, preferred stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 11, 2010, with respect to the consolidated financial statements of MFA Financial, Inc., and the effectiveness of internal control over financial reporting of MFA Financial, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
October 22, 2010